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                               ADAPTIVE SOLUTIONS, INC.




                                    PRESS RELEASE
FOR IMMEDIATE RELEASE


ADAPTIVE SOLUTIONS ANNOUNCES CLOSE OF BUSINESS

Beaverton, OR - October 29, 1998 -- Adaptive Solutions Inc. (ADSO) announced that it will cease operating at the close of business October 29, 1998. To facilitate an orderly liquidation of the company's assets, Adaptive Solutions has filed a Chapter 7 bankruptcy petition with the United States Bankruptcy Court for the District of Oregon. Management cited the loss or delay of several significant purchase orders in September as a key reason for the decline in the company's financial condition.


Since Adaptive acquired the Kodak Imagelink OCR business in October 1997, it has been working aggressively on delivering its new EntryLink computer assisted data entry products to market and had expected to receive several orders from customers evaluating or finalizing purchase requirements.


The company recently established a line of credit with Silicon Valley Bank permitting borrowing based on customer accounts receivable. As a result of the delay or loss of certain customer orders, the company is in breach of covenants with respect to this credit line. The company lacks sufficient capital to fully repay loaned amounts and to remain operating. Adaptive Solutions has explored alternate merger or acquisition partners as a source of capital and retained an investment banking firm in June, 1998 to help raise capital or find a buyer. Despite significant effort, it has not been successful in obtaining additional investments.


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Adaptive Solution's present financial condition precludes it from meeting obligations necessary to continue as a going concern. Under Chapter 7, an appointed trustee will seek to liquidate the company's assets with the proceeds applied to the claims of creditors.






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